Westfield

RECEIVED

2010 JUN 10 A 8:39

082-35029

Westfield
11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776


10015845

SUPPL

June 1, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a notice/release from the Westfield Group regarding the address made by the Chairman at the Annual General Meeting of Westfield Holdings Limited. This information was released to the members of Westfield Group on May 27, 2010. This distribution with attachments is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Aline Taireh
Assistant Secretary

Enclosures

27 May 2010



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
WESTFIELD HOLDINGS LIMITED ANNUAL GENERAL MEETING
CHAIRMAN'S ADDRESS TO MEMBERS

Attached is a copy of the address by the Chairman, Mr Frank Lowy AC, which will be delivered at today's Annual General Meeting of Westfield Holdings Limited.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity of **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity of **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449



ADDRESS TO MEMBERS
WESTFIELD HOLDINGS LIMITED
ANNUAL GENERAL MEETING
HELD ON THURSDAY, 27 MAY 2010, 10:00AM
PARKSIDE AUDITORIUM, SYDNEY CONVENTION AND EXHIBITION CENTRE
DARLING HARBOUR, SYDNEY

CHECK AGAINST DELIVERY

Ladies and gentlemen

As you know, today we are celebrating the 50th anniversary of Westfield. Before I deliver the Chairman's address, we would like to share with you a short film about the company's history.

[Short film.]

Ladies and gentlemen

I hope that you enjoyed the film and that it gave you some insight into Westfield.

You will notice on the screen behind me a copy of the Chairman's address delivered in 1961 at the very first annual general meeting by the then chairman Mr Don Stephens.

I think it's a remarkable document because although it shows how far we've come as a company, it also shows how our core business and values have remained pretty much the same.

The first speech deals with –

- our redevelopment program,
- funding issues,
- and highlights the importance of the relationships we were building with retailers at the time.

And in closing the chairman reflected on the quality of the Westfield staff.

I could almost be making the same sort of speech today.

Today is a special day - for everyone associated with Westfield over the past 50 years.

Thousands of people have contributed to the success of the company over this long period – our staff, you, our shareholders, our customers – the retailers and all our consumers.

An important theme of the Westfield story over the past 50 years has been optimism.

Today I look forward to the future of the Group with as much optimism as ever. That is because I have always taken a long view of the company's prospects.

Our belief has been, and continues to be, that over time, prime shopping centre assets will generate a low-risk, stable return on capital invested.

Of course, over the past few years the impact of the global financial crisis has made life more difficult.

However, we are mindful of the crucial difference between a permanent loss of capital value and a temporary drop in capital value, whether it be in the value of our shopping centres, or the share price.

But the good news is that we are beginning to see more positive signs emerging in the fundamentals (I repeat, the fundamentals) of the economies in which the Group operates. Although these are early signs, they give us some confidence that things are improving.

And in any event, what we as a board and management must do is to focus on what we can control – the operational performance of the company.

And in this regard, especially in the context of the financial crisis and the performance of our peers, I am pleased to say we have achieved very creditable results.

In 2009, the Group reported operational earnings of just over 2 billion dollars, up 6.2% on the prior year. We paid a distribution to members in the same amount, representing 94 cents per security.

This result was in line with the earnings forecast given in February 2009. Very few of our peers were able to deliver on their forecasts last year. The fact that this result was achieved in a year of unprecedented volatility and instability in the real estate, retail and capital markets demonstrates the quality and stability of the Group's earnings.

The Group's statutory result for the year, under the new accounting standards, was negative 458 million dollars due to the downward property revaluations of 3.5 billion dollars recorded mainly in the first half of 2009.

As I have said at previous meetings, the accounting rules which were introduced some time ago, have had a significant effect on the perception of the company's performance.

In particular, these accounting rules include purely notional gains and losses on the annual revaluation of our properties in the profit and loss statement for the financial year.

Ladies and gentlemen, the core of our business is not trading in real estate for profit. The core of our business is earning revenue through leasing our centres and managing and developing on behalf of our partners.

We are long term holders of our real estate – selling only when it makes sense to do so and always at a time of our choosing.

Across a given cycle, through the application of these accounting rules, when valuations are up profits are inflated; when they are down profits appear to be depressed.

Westfield has always focussed, and we will continue to focus, on operating profit as being the true, and most accurate measure of the Group's performance.

I said earlier that we are beginning to see more positive signs emerging in the economic fundamentals in the markets in which we operate, and the results from our first quarter of operations this year confirm this better outlook.

We saw continued strong results from the Australian portfolio and are now seeing improvement, in retail sales performance in both the United States and United Kingdom.

We recently announced our decision to expand our development program for the current year to around 1 billion dollars of new project starts, effectively reversing the decision of a year ago to put new projects on hold.

This will involve some 800 million dollars of new projects in Australia this year, and a number of smaller projects in the US valued at 200 million US dollars.

It was once said of Westfield that it is not the sort of company that likes to "stop to smell the roses."

We do have a reputation for always moving forward, looking for the next opportunity.

Today though, I think it's OK if we "stop to smell the roses" – at least for a little while.

Ladies and gentlemen, the Westfield story has many themes.

We touched on some of them in the short film you saw earlier. There is much more contained in a book we will present to you at the end of the meeting.

One thing I can say for sure - our story did not begin with a plan to become the largest retail property group by market capitalisation in the world.

In the beginning, no one could have predicted just how far we would come in these first 50 years.

My late partner John Saunders and I operated on instinct. We had burning ambition, but we were never entirely sure where that ambition would lead us.

We learnt on the job, so to speak.

We worried about paying our bills next week.

And leasing that vacant shop, and all the other problems small businesses face.

But we also had a lot of help.

And, looking back from the vantage point of 50 years, it's clear to me that we got the help we needed, when we needed it, because we were able to build solid relationships with those who were important to our business.

Successful relationships have been the single most important factor in Westfield's success.

In the early days, we were able to gain the trust of people who could help us.

These were commercial relationships, but they were also very "human" – based on genuine mutual interest and shared values.

But there were also times when people wouldn't, or couldn't, help us.

But in many cases we were able to turn disadvantage into advantage.

Just one example of this was when we couldn't find a builder for our project at Hornsby – the first project for Westfield after we listed.

The builder we had used at our first project at Blacktown was retiring and no-one else wanted to take the risk with us.

So we simply employed the people who had been working for our old builder, hired an immigrant architect, and suddenly we were our own designer and builder.

That was the genesis of the Westfield way of doing things, an approach that remains unique in our industry today – doing everything from development, design, construction, leasing and management, under one umbrella organisation.

As time went on, working in this way meant we accumulated knowledge and expertise at a rapid rate.

What we learnt at one project we took to the next, and then the next.

In this way, we developed the business model which has proven so resilient over the years – one which has generated stable and consistent cash flows from long-term leases with a wide range of retailers offering an even wider range of goods and services.

At the heart of any organisation is its people.

The people closest to me have obviously been my own family.

I am immensely proud and very fortunate to have been surrounded by and supported by my family over the past 50 years.

My wife Shirley, and our sons David, Peter and Steven have shared this journey with me and it is a simple statement of fact that I could not have achieved this without them. Each of them in their own way, and on their own terms, has made an enormous contribution to the success of Westfield.

I understand why the Lowy family always looms large in the Westfield story. But perhaps we get more of the limelight than we should.

Our staff, and especially the senior executives who have worked as a team with me, David, Peter and Steven over the years have been, and continue to be, a source of great pride for me.

Many of them have been there for a long time – 30 years, 20 years, 15 years. You have seen some of them in the film. They are entitled to as much credit as anyone for what has been achieved at Westfield.

They and their families make enormous sacrifices for the company, and I want to acknowledge that here today.

What I feel about our executives I also feel about my colleagues here beside me – the directors of the Westfield board.

I believe that few companies anywhere in the world have been better served than Westfield by the wise counsel and guidance of its board.

The composition of the board has at various times given rise to some commentary. It has been said, for example, that some of the Directors have been here too long!

I simply reject the notion that directors should have a pre-determined use-by date stipulated by an abstract corporate governance model.

The maintenance of a good board, an effective board, is a balancing act.

Ideally, there is a blend of new and old, experience across a range of industries, and, in a company like Westfield with international interests, some representation from other countries in which we operate.

I think we have that balance right, and I'm delighted that today we have with us our three internationally-based directors – Mr. Roy Furman, and Peter Lowy from the United States, and Lord Peter Goldsmith from the United Kingdom.

Welcome again, gentlemen.

Ladies and gentlemen, Westfield is in many ways a unique business, and at times over the years some people have struggled to neatly define what it is that the Group does.

Of course, we are in the shopping centre business. But that is over-simplifying things.

The shopping centre business is complex, and because of Westfield's approach of doing all of its work in-house we have deep expertise in a wide range of areas.

We are in the property development business.

Investment banking and finance.

The architectural and design business.

The Construction business.

Leasing.

Property management and marketing.

And through all of these we are deeply immersed in the retail business.

In each of these areas Westfield is fortunate to retain the services of people who are among the best in their field in each of these disciplines.

And all of these disciplines combined are focused on delivering on our core business objective – to provide the best possible environment for retailers to trade and shoppers to shop.

That was our core business in 1960, and it remains so today. It will remain our core business into the future.

This is not to suggest things always look the same, or that we will not change.

The Westfield story is all about change.

We have continually changed our corporate and financial structure and our management organisation – from the establishment of the Westfield Trust 30 years ago, Westfield America Trust in the '90s, and most recently with the merger which created the Westfield Group in 2004.

We have moved to new markets – interstate to Queensland and Victoria in the 1960s, to the US in the 70s, New Zealand in the '90s, and the UK at the turn of the century.

And the design of our centres has changed beyond recognition and accommodates types of retail outlets that were not dreamed of 10 or 15 years ago, let alone back in 1960.

We are immensely proud of the world-class centres we have built, particularly over the past decade – our flagship centres like Bondi Junction here in Sydney which generated over 1 billion dollars in sales last year, Century City in Los Angeles and the San Francisco Centre in the CBD of that city.

In the UK, Westfield London has performed beyond expectations in its first full year of operation with more than 23 million visits in that first year.

And our new development at Stratford which will be the gateway to the 2012 Olympic Games in London.

These buildings are the equal of any commercial properties in the world and the latest incarnation will be Westfield Sydney City.

This building will redefine the shopping centre yet again, for retailers and shoppers. It will transform a mish-mash of tired, outdated and unconnected retail outposts into a beautiful and integrated complex that shoppers will be drawn to.

In short, it will restore the heart and soul of our mid-town business district.

Westfield has always been at the forefront of this evolution of shopping centres, not just in the quality and look of the buildings, but also in the composition of retailers and other services on offer within our centres.

This goes back to the 80s and the introduction of cinemas integrated with entertainment and leisure retailers.

Then, with the development of our flagship centres, came a new wave of high quality food retailers and fine dining.

These changes all served to expand the concept of what a shopping centre could offer in terms of range and quality.

The latest example of this is happening now in the United States where retailers which were not traditionally part of the mall scene are taking space in some of our centres.

For example, a few years ago we introduced Target, the first discount department store in our portfolio, and Target is now considering taking the next step of opening its food operations in some of our centres.

Walmart, which not that long ago would never have been thought of as a mall-based retailer is now very much in the picture.

These are just examples of some of the changes under way, but there are others.

We have been monitoring the use of technology closely for the past decade, continually improving our capacity and making greater use of the internet to promote our centres and connect with our customers. We will push on with this evolution during the year ahead.

Westfield has always kept a close watch on opportunities to expand to new markets.

Our approach has been to learn as much as we can about a particular market before we actually enter it, getting to know the conditions, the competitive forces and the local retail scene. That way, if an opportunity does arise we can move quickly and with confidence.

So these projects, in the real and virtual worlds, and the opportunities in new markets, are the latest examples of Westfield moving with the times while staying focussed on its core business objective – to provide the best environment for retailers to trade and customers to shop.

The shopping centre business has proven remarkably resilient and adaptive for more than half a century.

It has ridden out the economic cycles, and absorbed new formats and the changing lifestyles of the communities they serve.

They continue to be a community hub where people come together to shop, to meet and explore, to be entertained and do business. And they are a critical component of the urban and suburban infrastructure.

They will go on fulfilling that role well into the future.

It is my belief that Westfield too will go on fulfilling the role it has played for the past 50 years in bringing out the best that the shopping experience can be.

We are extremely well placed to do so, with a strong balance sheet, an experienced and stable executive team, high quality assets and the ability to move quickly when new opportunities arise.

Today I can reconfirm the Group's 2010 distribution forecast of 64 cents per security – based on a payout level of between 70% and 75% of operational earnings.

In previous years we have paid out 100% of operational earnings and the decision to reduce the level of the Group's distribution was not taken lightly.

However the Board decided and announced last year that a prudent way of funding our extensive development program, at least in part, was to retain part of our earnings each year – for that purpose.

Development and re-development of our centres has been at the core of our business philosophy for many years.

It protects and enhances our revenue by keeping our centres fresh and relevant and generates growth for you as members.

Retaining part of our earnings, whilst continuing to pay a significant and stable return each year, is, we believe, in your best interests as members of the Group.

As I said earlier, I remain optimistic about the future of this wonderful company.

I know that most of you here today share that optimistic outlook and I look forward to reporting to you next year on 51 years of achievement by the Westfield Group.

Thank you.

-ENDS-